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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the
Securities Exchange Act of 1934

For September 15, 2006
Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place
Toronto, Ontario, Canada M5J 2T3
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b) :                             ]

Furnished herewith are:

Exhibit 99.1	Notice of redemption of Falconbridge Limited, dated September 15, 2006.
Exhibit 99.2	Letter of Transmittal in respect of Falconbridge Limited's Cumulative Redeemable Preferred Shares, Series F.
Exhibit 99.3	Letter of Transmittal in respect of Falconbridge Limited's Cumulative Redeemable Preferred Shares, Series G.
Exhibit 99.4	Letter of Transmittal in respect of Falconbridge Limited's Cumulative Preferred Shares, Series 1.
Exhibit 99.5	News release, dated September 15, 2006, of Xstrata plc regarding "Xstrata's Subsidiary Falconbridge Announces Redemption of Preferred Shares".
Exhibit 99.6	Letter to shareholders of Falconbridge Limited, dated September 15, 2006, pursuant to section 189 of the Business Corporations Act (Ontario).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
September 15, 2006
	By:	/s/ STEPHEN K. YOUNG Name: Stephen K. Young Title: Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of redemption of Falconbridge Limited, dated September 15, 2006.
99.2	Letter of Transmittal in respect of Falconbridge Limited's Cumulative Redeemable Preferred Shares, Series F.
99.3	Letter of Transmittal in respect of Falconbridge Limited's Cumulative Redeemable Preferred Shares, Series G.
99.4	Letter of Transmittal in respect of Falconbridge Limited's Cumulative Preferred Shares, Series 1.
99.5	News release, dated September 15, 2006, of Xstrata plc regarding "Xstrata's Subsidiary Falconbridge Announces Redemption of Preferred Shares".
99.6	Letter to shareholders of Falconbridge Limited, dated September 15, 2006, pursuant to section 189 of the Business Corporations Act (Ontario).

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SIGNATURE
EXHIBIT INDEX